SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO OPEN NEW SOFIA BASE (NO 83)

3 AIRCRAFT, $300M INVESTMENT, 21 NEW ROUTES & 1.5M CUSTOMERS

Ryanair, Europe's favourite airline, today (30 Mar) announced it will open a new base at Sofia Airport (No 83), from 30th October, with 3 aircraft (an investment of $300m) and 21 new routes, which will deliver over 1.5m customers p.a. and support 1,100 "on-site" jobs.

Ryanair's Sofia 2016 schedule will deliver:

• 3 based aircraft ($300m)

•     21 new routes: Athens, Barcelona, Baden, Berlin, Birmingham, Brussels Charleroi, Castellon Valencia, Cologne, Dublin, Eindhoven, Glasgow, Hamburg, Liverpool, London Stansted, Madrid, Memmingen, Milan Malpensa,
       Pisa, Rome Ciampino, Stockholm & Venice

• 90 weekly flights

• Over 1.5m customers p.a.

• 1,100* "on site" jobs p.a.

In Sofia, Ryanair's Chief Commercial Officer, David O'Brien said:

          "We are pleased to announce our first Bulgarian base at Sofia (No 83) from 30th October with 3 based  aircraft, (an investment of $300m) and 21 international routes in total, which will deliver over 1.5 million customers
          p.a. and support 1,100 "on-site" jobs.

          This significant growth is an integral part of our continued expansion plans for both Bulgaria and Eastern  Europe, as we connect Sofia with Europe's key centres of business with high frequency business- friendly services, including Berlin, Brussels, Dublin, London, Madrid and Milan, making Ryanair the ideal choice for both business and leisure customers.

        Our 106m customers can look forward to further improvements, as we continue our "Always Getting Better" programme, which includes more new routes, a new app, new cabin interiors, new crew uniforms and improved inflight menus.

        To celebrate the launch of our new Sofia base, we are releasing seats for sale from just €19.99, which are available for booking until Saturday (2 Apr) for travel in November. Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS

                                         SOFIA WINTER 2016 SCHEDULE

Athens	1 x daily	Cologne	1 x daily	Madrid	4 x weekly
Barcelona	3 x weekly	Dublin	3 x weekly	Memmingen	2 x weekly
Baden	2 x weekly	Eindhoven	3 x weekly	Milan M	1 x daily
Berlin	1 x daily	Glasgow	2 x weekly	Pisa	3 x weekly
Birmingham	3 x weekly	Hamburg	3 x weekly	Rome C	1 x daily
Brussels C	4 x weekly	Liverpool	2 x weekly	Stockholm	2 x weekly
Castellon	2 x weekly	London S	2 x daily	Venice	2 x weekly

* ACI confirms up to 750 'on-site' jobs per 1m passengers

For further information
please contact:            Robin Kiely                           Olga Pawlonka
                                      Ryanair Ltd                            Ryanair Ltd
                                      Tel: +353-1-9451949           Tel: +353-1-9451768
                                      press@ryanair.com              ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 March, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary